EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

NB Private Markets Access Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$42,393,148	(1)	$147.60	$6,257.23
Fees Previously Paid
Total Transaction Valuation	$42,393,148
Total Fees Due for Filing				$6,257.23
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$6,257.23

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of NB Private Markets Access Fund LLC as of January 31, 2024.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources